Mail Stop 3561

      January 11, 2006


Via U.S. Mail

Montgomery F. Moran
President and Chief Operating Officer
Chipotle Mexican Grill, Inc.
1543 Wazee Street, Suite 200
Denver, CO  80202

Re: 	Chipotle Mexican Grill, Inc.
	Amendment no. 3 to Registration Statement on Form S-1
	Filed January 10, 2006
	File No. 333-129221

Dear Mr. Moran,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Page references are to the marked copies you provided.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Customers Who Sell For Us, page 2
1. We note your last sentence of this section. Please list for readers of the paper version of your prospectus the additional materials available at the chipotleipo.com website and state that the material has been filed with the SEC as Annex A to the prospectus. Please revise here and in the fourth full paragraph on page 66.

Underwriters, page 99
Directed Share Program, page 102
2. We note from your directed share program materials that the shares purchased through the program will be subject to lock-up for 180 days. Please revise this section to briefly describe the lock-up agreements.

Note 10. Earnings Per Share, page F-22
3. Please revise the first paragraph of your disclosure on page F-
22
to explain the nature and terms of the transactions comprising the "Reclassification" transactions.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3765 with any other questions.

      Regards,


      Pamela Long
      Assistant Director


cc:	Janet L. Fisher, Esq.
      Cleary Gottlieb Steen & Hamilton LLP
	via facsimile:  (212) 225-3999
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Montgomery F. Moran
January 11, 2006
Page 1